EXHIBIT 5.1

CMS Cameron McKenna Nabarro Olswang LLP

The Royal Bank of Scotland Group plc 36 St Andrew Square Edinburgh EH2 2YB		Saltire Court 20 Castle Terrace Edinburgh EH1 2EN

DX 553001, Edinburgh 18 Legal Post LP-2, Edinburgh 6

T +44 131 228 8000 F +44 131 228 8888

22 May 2020
Your ref	-
Our ref	STPH/EDN/160494.00262

Dear Sirs

US$600,000,000 2.359% Senior Callable Fixed-to-Fixed Reset Rate Green Notes due 2024

US$1,000,000,000 3.073% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2028

We have acted as solicitors in Scotland for The Royal Bank of Scotland Group plc (the Company) in connection with (i) the Underwriting Agreement dated as of 19 May 2020 (the Base Underwriting Agreement) between you and the representatives of certain underwriters (the Underwriters) under which the Underwriters have severally agreed to purchase from the Company US$1,000,000,000 aggregate principal amount of the Company’s 3.073% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2028 (the 2028 Notes) and US$600,000,000 aggregate principal amount of the Company’s 2.359% Fixed-to-Fixed Reset Rate Green Notes due 2024 (the Green Notes) (the 2028 Notes and the Green Notes being together referred to hereinafter as the Notes), and (ii) the Pricing Agreement dated as of 19 May 2020 (the Pricing Agreement and, together with the Base Underwriting Agreement, the Underwriting Agreement).

The Notes are to be issued pursuant to an amended and restated indenture dated as of 13 December 2017 (the Base Indenture), as supplemented and amended by one or several supplemental indentures to be dated as of 22 May 2020, in each case between the Company and The Bank of New York Mellon, London Branch, as trustee. The Base Indenture, as so supplemented and amended, is herein referred to as the Indenture.

UK - 637805328.5

CMS Cameron McKenna Nabarro Olswang LLP is a limited liability partnership registered in England and Wales with registration number OC310335. It is a body corporate which uses the word “partner” to refer to a member, or an employee or consultant with equivalent standing and qualifications. It is authorised and regulated by the Solicitors Regulation Authority of England and Wales with SRA number 423370. A list of members and their professional qualifications is open to inspection at the registered office, Cannon Place, 78 Cannon Street, London EC4N 6AF. Members are either solicitors or registered foreign lawyers. VAT registration number: 974 899 925. Further information about the firm can be found at cms.law

CMS Cameron McKenna Nabarro Olswang LLP is a member of CMS Legal Services EEIG (CMS EEIG), a European Economic Interest Grouping that coordinates an organisation of independent law firms. CMS EEIG provides no client services. Such services are solely provided by CMS EEIG’s member firms in their respective jurisdictions. CMS EEIG and each of its member firms are separate and legally distinct entities, and no such entity has any authority to bind any other. CMS EEIG and each member firm are liable only for their own acts or omissions and not those of each other. The brand name “CMS” and the term “firm” are used to refer to some or all of the member firms or their offices. Further information can be found at www.cmslegal.com

Notice: the firm does not accept service by e-mail of court proceedings, other processes or formal notices of any kind without specific prior written agreement.

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Notes have been duly authorized in accordance with the Indenture, and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to, and paid for, by the Underwriters in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability.

The foregoing opinion is limited to the present laws of Scotland. We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the State of New York and the laws of the United States of America, and our opinion is subject to such laws including the matters stated in the opinion of Davis Polk & Wardwell London LLP dated 22 May 2020, to be filed on Form 6-K concurrently with this opinion. The laws of the State of New York are the chosen governing law of the Notes, and we have assumed that the Notes constitute valid, binding and enforceable obligations of the Company, enforceable against the Company in accordance with their terms, under such laws.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

Yours faithfully

/s/ CMS Cameron McKenna Nabarro Olswang LLP

Partner, for and on behalf of CMS Cameron McKenna Nabarro Olswang LLP

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